

Mail Stop 4628

October 16, 2018

Via E-mail
Brian Swartz
Chief Financial Officer
Cornerstone OnDemand, Inc.
1601 Cloverfield Blvd., Suite 620
Santa Monica, California 90404

> **Re:    Cornerstone Ondemand, Inc.**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 1-35098**

Dear Mr. Swartz:

We refer you to our comment letter dated September 18, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:    Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Adam Weiss
       Chief Administrative Officer & General Counsel
       Cornerstone OnDemand, Inc.